Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blue Hill Tech Inc.
3131 Western Ave Suite 411
SEATTLE, WA 98121
https://artly.coffee/

Up to $4,999,998.48 in Series CF Preferred Stock at $9.48
Minimum Target Amount: $9,991.92

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blue Hill Tech Inc.
Address: 3131 Western Ave Suite 411, SEATTLE, WA 98121
State of Incorporation: DE
Date Incorporated: June 15, 2020

Terms:

Equity

Offering Minimum: $9,991.92 | 1,054 shares of Series CF Preferred Stock
Offering Maximum: $4,999,998.48 | 527,426 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $9.48
Minimum Investment Amount (per investor): $492.96

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus

5% Loyalty Bonus for Friends and Family

Combo/Avid Investor Perk

Invest $500+ within the first two weeks and receive 1% bonus shares

Invest $2,500+ within the first two weeks and receive 2% bonus shares

Invest $5,000+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Volume Based Perk

Tier 1 Perk — Invest $2,500 + receive and receive an invitation to Private Investor Group

Tier 2 Perk — Invest $5,000+ and receive [Artly reward points worth $100 in the artly app account] + 1% bonus shares

Tier 3 Perk — Invest $10,000+ and receive [Artly reward points worth $200 in the artly app account] + 2% bonus shares + virtual call with executive team.

Tier 4 Perk — Invest $25,000+ and receive [Artly reward points worth $500 in the artly app account] + 5% bonus shares+ virtual call with executive team.

Tier 5 Perk — Invest $50,000+ and receive [Artly reward points worth $1000 in the artly app account] + 7% bonus shares + virtual call with executive team.

Tier 6 Perk — Invest $100,000+ and receive [Artly reward points worth $2000 in the artly app account] + 10% bonus shares + Priority queue for a limited partnership opportunity (10 in total for Series CF and selected areas only) + 1:1 virtual call with the executive team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Blue Hill Tech Inc. (Artly) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $9.48 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $948. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Blue Hill Tech, Inc. dba Artly ("Artly or the "Company") corporation organized under the laws of the state of Delaware, specializing in delivering exceptional specialty coffee experiences through the integration of cutting-edge AI technology. As a coffee company committed to consistency and quality, we meticulously source and roast high-quality beans, using imitation learning to achieve brewing perfection. Our dedication to excellence is fueled by our investment in research and development, leveraging profits from our stores to continuously enhance the quality of our beverages.

At Artly, we operate our own Artly Coffee shops while also forging partnerships with other businesses. One such collaboration is with retailer Muji at their downtown Portland location, offering customers a unique coffee experience. In 2023, we have ambitious plans to establish additional partner locations, expanding the availability of our authentic specialty coffee experiences.

By harnessing cutting-edge AI technology, Artly Coffee revolutionizes the coffee industry by introducing scalable solutions without compromising quality. Our robots are trained to wield equipment and tools with the same finesse as skilled baristas, allowing us to deliver exceptional specialty coffee experiences to every corner of the world. We prioritize quality above all else, striving to provide our customers with a superior coffee experience and drive innovation within the industry.

As coffee chains grow, quality seems to diminish, and customers are no longer satisfied with the quality of coffee in big chains. AI and robotics make it easier to scale while keeping the quality and making no compromises.

Artly has already shown major growth as its revenue increased from $100,000 in 2021 to $910,000 in 2022, achieving a monthly net profit of over $80,000 from its stores.

The company is led by co-founder, Meng Wang, who formerly founded Orbeus Inc, which was acquired by Amazon and became the AWS Computer Vision services, including AI services like Rekognition and Textract.

IP

Artly Coffee has applied for three patents related to its robotic barista technology. The first patent, US Application No. 17/195,280, is for a system and method for collaborative robotic food and beverage preparation and service. The second patent, PCT Application No. PCT/US21/33430, is for a system and method for robotic food and beverage preparation using computer vision. The third patent, PCT Application No. PCT/US21/33727, is for a system and method for teaching a robot to mimic precise human motions for creation of coffee and beverages.

Competitors and Industry

Industry

The global specialty coffee industry is currently estimated at $53.67 billion in 2021, according to the sources provided. The overall global coffee market was valued at $126 billion in 2021, as stated in the same sources.

The specialty coffee industry has been experiencing increasing growth and is projected to continue expanding at a significant rate.

Artly is revolutionizing the specialty coffee industry, which is part of the broader global coffee market. The rise of the Third Wave Coffee movement, which focuses on taste, origin, and processing, has contributed to the growth and development of specialty coffee. Additionally, specialty coffee competitions have gained worldwide attention, providing a platform for talented baristas to showcase their skills and creativity.

The COVID-19 pandemic has had a notable impact on the specialty coffee industry, leading to higher demand and increased consumer awareness while also causing disruptions in the supply chain for specialty coffee stores. These factors highlight the opportunities and challenges within the industry.

https://www.globenewswire.com/news-release/2021/05/24/2235285/0/en/Global-Coffee-Market-Report-2021-2026-Market-Size-Share-Trends-Growth-Opportunities-and-Forecasts.html

https://www.mordorintelligence.com/industry-reports/specialty-coffee-market

https://sca.coffee/research/specialty-coffee-facts-figures

Competitors

The Company has several major competitors in the robot coffee maker market. Some of the top competitors in this industry include:

Briggo: Briggo is a well-known player in the robot coffee maker market. They have developed robotic coffee kiosks known as "Coffee Hauses," which automate the coffee-making process and allow customers to customize their beverages.https://thespoon.tech/briggos-coffee-haus-becomes-costa-coffee-baristabot/

Cafe X: Cafe X is another notable competitor that offers robotic coffee solutions. They operate coffee kiosks with robotic arms that prepare and serve various coffee drinks, providing speed and consistency to customers. https://cafexapp.com/

Rozum Café: Rozum Café specializes in robotic coffee machines that automate the brewing process. They provide customizable coffee solutions and focus on the commercial market, offering their machines to businesses and coffee shops. https://cafe.rozum.com/

Current Stage and Roadmap

Current stage

We are currently in-market with our product or service

In 2022, Artly established itself as a leader in the F&B industry with its AI-first robot barista. The company saw significant growth with 17 of their 1st gen robots deployed and over 270,000 cups made. They also increased revenue from $0.1M in 2021 to $0.91M in 2022 and achieved a monthly net profit of over $80K from all its stores. With locations spanning segments of retail, office, tourism, and hotels, Artly's continued growth will include international and partnership opportunities. Artly has cemented their brand within the coffee industry having won this year's US Coffee Championships Brew Cup and runner-up in the Latte Art Competition. They are excited to represent the U.S. in the Coffee World Championships in June.

Awards:

2023 GeekWire Awards Finalist – Hardware

2023 US Coffee Championships Brewer Cup Champion

2023 US Coffee Championships Latte Art Runner-up

2022 US Coffee Championships Latte Art West Coast Champion

2022 US Roaster Championship Rank No.6

2020 US Roaster Championship West Coast Champion

https://uscoffeechampionships.org/latest-news/meet-the-2023-us-coffee-champions

https://drive.google.com/file/d/12_s9NcjZkdpWm9O60Aqs2LtNcjWcBSvG/view

https://static1.squarespace.com/static/57fe83d22994ca96152be230/t/627a80385c0ead1d08dbcf5b/1652195384700/2022+USRC+Full+Rankings.pdf

https://uscoffeechampionships.org/latest-news/2022/4/9/meet-the-2022-us-coffee-champions

https://static1.squarespace.com/static/57fe83d22994ca96152be230/t/5e532967dbfcb2688e408217/1582508391693/2020+Qualifiers+OC+Roaster+Rankings.pd

Future roadmap

The company is continuously investing in improving the AI-based skills and functionality of its robots to make them more advanced and human-like. Artly's focus is on improving the quality of the specialty coffee experience by enabling new skills for the robots, enhancing system stability and efficiency, and streamlining store operations.

The Team

Officers and Directors

Name: Meng Wang

Meng Wang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: As the co-founder of Artly Coffee, Meng Wang leads the technology and product development teams, leveraging his expertise in AI and machine learning to drive the evolution of our robotic baristas. His responsibilities include steering the strategic direction of the company, overseeing technology advancements, and making pivotal business decisions to ensure the success and growth of Artly Coffee. In. Meng currently receives an annual salary of $100,000 in addition to being a principal security holder of the company.

Other business experience in the past three years:

- Employer: Amazon Web Services (AWS)
  Title: Principal Applied Scientist
  Dates of Service: September, 2015 - December, 2021
  Responsibilities: At AWS AI, following the acquisition of his company Orbeus, Meng Wang led the development and implementation of cutting-edge AI services like Rekognition and Textract. His responsibilities involved driving the technical vision, overseeing the design and development of AI solutions, and ensuring seamless integration of these technologies into AWS's broad service offerings. His role was instrumental in enhancing the AI capabilities of AWS and providing value to its global client base. Deep learning algorithms, frameworks, services.

Name: Jun Li

Jun Li's current primary role is with SV Tech Ventures. Jun Li currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2020 - Present
  Responsibilities: At Artly Coffee, Jun Li plays a vital role as an advisor, utilizing his deep knowledge of tech startups and investment strategy to guide the company's growth and funding initiatives. His industry insights, business acumen, and network connections are invaluable assets in helping Artly navigate the business landscape and secure strategic partnerships. Jun does not receive a salary.

Other business experience in the past three years:

- Employer: SV Tech Ventures
  Title: Managing Partner
  Dates of Service: February, 2015 - Present
  Responsibilities: At SV Tech Ventures, Jun Li's primary responsibility involves identifying promising technology startups for investment. He evaluates potential opportunities based on their technological innovation, market potential, and the strength of their teams. His role is instrumental in shaping the investment portfolio and growth strategy of SV Tech Ventures.

Other business experience in the past three years:

- Employer: Weiming Angels
  Title: Board Member
  Dates of Service: January, 2013 - Present
  Responsibilities: Provide leadership and oversight.

Other business experience in the past three years:

- Employer: Band of Angels
  Title: Board Member
  Dates of Service: January, 2011 - Present
  Responsibilities: Provide leadership and oversight.

Name: Yushan Chen

Yushan Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operation Officer and Chief Product Officer
  Dates of Service: October, 2019 - Present
  Responsibilities: Overseeing the day-to-day operations of the company and steering product development. Her role involves ensuring operational efficiency, directing the creation and improvement of our robotic barista products, and aligning these with the company's strategic goals. Her guidance is key to delivering high-quality coffee experiences consistently and scaling the business effectively. She currently receives an annual salary of $100,000

Other business experience in the past three years:

- Employer: Amazon
  Title: Senior Product Manager
  Dates of Service: September, 2015 - October, 2019
  Responsibilities: Senior Product Manager

Name: Geraldine Pannu

Geraldine Pannu's current primary role is with GLTJ Pioneer Capital. Geraldine Pannu currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: Overseeing all financial activities, including budget management, financial planning, and investment strategies. She analyzes the company's financial strengths and weaknesses, proposing corrective actions to ensure financial stability and growth. Geraldine currently receives an monthly salary of $5,000 from the Issuer.

Other business experience in the past three years:

- Employer: Royal Business Bank
  Title: Independent Board Director
  Dates of Service: May, 2022 - Present
  Responsibilities: Independent Board Director

Other business experience in the past three years:

- Employer: GLTJ Pioneer Capital
  Title: Managing Partner
  Dates of Service: January, 2020 - Present
  Responsibilities: Managing Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our coffee robots. Delays or cost overruns in the development of our coffee robots and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that coffee robots are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a handful of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technological Risks
Artly heavily relies on AI and robotic technology to deliver its specialty coffee experiences. Investing in such cutting-edge technology comes with inherent risks, including potential technical glitches, system failures, or software vulnerabilities. Any major technological malfunction could disrupt operations and negatively impact the customer experience, brand reputation, and financial performance.

Intellectual Property Challenges
While Artly has applied for patents related to its robotic barista technology, there is always a risk that the patents may not be granted or that competitors could challenge the validity of these patents. In case Artly's intellectual property rights are not effectively protected, it could face increased competition from imitators or struggle to maintain its competitive edge in the market.

Competitive Landscape
Artly operates in a competitive industry with notable competitors such as Briggo, Cafe X, and Rozum Café. These competitors have their own robotic coffee solutions and may have established market presence and customer loyalty. Artly's ability to differentiate itself and capture market share will depend on factors such as product quality, customer experience, and pricing. Intense competition may impact Artly's growth potential and profitability.

Market Volatility
The specialty coffee industry, like any other industry, is subject to market fluctuations and economic uncertainties. Factors such as changing consumer preferences, shifts in coffee prices, and macroeconomic conditions can impact the demand for specialty coffee. A decline in market demand or an economic downturn could affect Artly's sales and financial performance.

Regulatory and Compliance Risks
As an innovative company in the AI and robotics space, Artly may face regulatory challenges and compliance requirements related to food safety, health codes, labor laws, and data privacy. Failure to comply with these regulations or adapt to evolving legal frameworks could lead to fines, reputational damage, or even legal action.

Supply Chain Disruptions
The COVID-19 pandemic highlighted the vulnerability of supply chains across various industries. Artly's operations could be adversely affected by disruptions in the supply chain, including delays in sourcing high-quality coffee beans, equipment malfunctions, or logistical challenges. Any interruption in the supply chain could impact Artly's ability to meet customer demand and maintain consistent product quality.

Expansion Risks
Artly's future roadmap includes plans for rapid expansion, opening new locations, and increasing the number of robots. Expansion initiatives are inherently risky and require significant capital investment. Challenges may arise in finding suitable locations, managing operational logistics, recruiting and training staff, and maintaining consistent quality across multiple outlets. The success of Artly's expansion strategy will depend on efficient execution and market acceptance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Meng Wang	3,112,500	Common Stock	
Meng Wang	205,402	Series Seed Preferred Stock	34.93%
Meng Wang	365,719	Series Pre-A3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, Series Pre-A3 Preferred Stock , and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 527,426 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 6,998,818 outstanding.

Voting Rights

One vote per share.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The holders of Common Stock are entitled to elect two directors of the Company.

For the purposes of determining the number of shares of Common Stock outstanding under this section, the Company treats as outstanding all shares of Common Stock reserved under its 2020 Stock Incentive Plan.

Series Seed Preferred Stock

The amount of security authorized is 1,091,225 with a total of 1,091,225 outstanding.

Voting Rights

The holders of Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock (collectively, the "Voting Preferred Stock") will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The Preferred Stock has the following rights and preferences:

Dividends:

Holders of Preferred Stock are entitled to receive dividends declared by the Board of Directors of the Company. Dividends are paid at a rate of 4% of the applicable Original Issue Price per annum for each share of Preferred Stock. Dividends are paid on a pro rata, pari passu basis, in preference and priority to any dividends on Common Stock.

Dividends on Preferred Stock are not cumulative, and no right to dividends accrues if dividends are not declared. Liquidation, Dissolution, or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock (collectively, the "Series Pre-A Preferred Stock") and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, on a pari passu basis, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock and Series CF Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock:

After satisfying all preferential payments to Preferred Stock holders, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events:

For the purposes of determining the above mentioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by holders of at least a majority of the outstanding shares of Voting Preferred Stock (the "Requisite Holders"), a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("Initial Consideration") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

Director Election:

The holders of Voting Preferred Stock are entitled to elect one director of the Company as long as at least 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding.

Protective Provisions:

At any time when at least 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding, the Company shall not take certain actions set forth in the Company's Certificate of Incorporation without the written consent or affirmative vote of the Requisite Holders.

Conversion:

Each share of Voting Preferred Stock may, at the option of the holder thereof, be convertible into shares of Common Stock based on the then applicable Conversion Price. The initial Conversion Price shall be equal to the applicable Original Issue Price, as adjusted in accordance with the Company's Certificate of Incorporation.

If the Company issues any Common Stock, any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock ("Convertible Securities"), or any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, without consideration or for a consideration per share less than the applicable Conversion Price of one or more series of Voting Preferred Stock, the then Conversion Price of such series of Voting Preferred Stock shall be adjusted on a broad-based weighted average basis.

Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders.

Series Pre-A1 Preferred Stock

The amount of security authorized is 101,125 with a total of 101,125 outstanding.

Voting Rights

The holders of Series Pre-A1 Preferred Stock, together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry.

Series Pre-A2 Preferred Stock

The amount of security authorized is 342,273 with a total of 342,273 outstanding.

Voting Rights

The holders of Series Pre-A2 Preferred Stock, together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry.

Series Pre-A3 Preferred Stock

The amount of security authorized is 2,011,456 with a total of 2,011,456 outstanding.

Voting Rights

The holders of Series Pre-A3 Preferred Stock , together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry

Series CF Preferred Stock

The amount of security authorized is 685,654 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock other than rights provided under applicable laws, including the Delaware General Corporation Law.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The Series CF Preferred Stock has the following rights and preferences:

Dividends:

Holders of Preferred Stock are entitled to receive dividends declared by the Board of Directors of the Company. Dividends are paid at a rate of 4% of the applicable Original Issue Price per annum for each share of Preferred Stock. Dividends are paid on a pro rata, pari passu basis, in preference and priority to any dividends on Common Stock.

Dividends on Preferred Stock are not cumulative, and no right to dividends accrues if dividends are not declared.

Liquidation, Dissolution, or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, on a pari passu basis, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock and Series CF Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed

Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock:

After satisfying all preferential payments to Preferred Stock holders, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events:

For the purposes of determining the abovementioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by the Requisite Holders, a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("Initial Consideration") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

Conversion:

There are no optional conversion rights associated with Series CF Preferred Stock. All Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders.

Please refer to Exhibit F of this Offering Memorandum for the Certificate of Incorporation.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company, if any. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,062,525.78
  Number of Securities Sold: 1,091,225
  Use of proceeds: Research & Development
  Date: June 16, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $8,950,000.00
  Number of Securities Sold: 2,454,854
  Use of proceeds: Research & Development, Inventory, Store Setup
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to the year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $109,257.45 compared to $911,907.39 in fiscal year 2022. The increase is because Artly opened more stores in 2022 and achieved higher sales in its existing stores.

During Q1 and Q2, retail tends to experience slower seasons resulting in lower revenue from our stores. However, based on our conservative projections, we anticipate reaching $2 million in revenue with our existing stores. Furthermore, we plan to expand by opening four additional locations this summer. One of these locations will be in a MUJI store in NYC, while two others will be in shopping malls in California. We also plan to open one more store in Seattle. By the end of this year, we anticipate having a total of 7-8 stores open, which will be twice the size of our current operation. I have updated in the "Valuation Details" section.

Cost of sales

The cost of Sales for the fiscal year 2021 was $40,944.81 compared to $528,125.90 in the fiscal year 2022. The increase is because the robot made more coffee in 2022.

Gross margins

Gross margins for fiscal year 2021 were 62.52% compared to 42.08% in fiscal year 2022. The decrease in gross margin is due to that Artly has started to serve different types of drinks and food items. Certain ingredient of drinks and food items has lower margins compared to basic coffee.

Expenses

Expenses for fiscal year 2021 were $659,730.14 compared to $2,325,288.85 in fiscal year 2022. The increase is due to the increased engineering team size, and the tools and equipment to develop new functions of the robots.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales of coffee drinks and food items in our coffee shops. Our goal is to generate $2,500,000 in revenue in 2023. During Q1 and Q2, retail tends to experience slower seasons resulting in lower revenue from our stores. However, based on our conservative projections, we anticipate reaching $2 million in revenue with our existing stores. Furthermore, we plan to expand by opening four additional locations this summer. One of these locations will be in a MUJI store in NYC, while two others will be in shopping malls in California. We also plan to open one more store in Seattle. By the end of this year, we anticipate having a total of 7-8 stores open, which will be twice the size of our current operation.

Please refer to our future projections disclaimer in our offering materials.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of cash of approximately $3,593,883.79.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign will be used to develop more functions of the robots and purchasing more robots and equipment to expand to more locations. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $250,000 for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a current monthly burn rate of $250,000 for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital but nothing is finalized at this time.

Indebtedness

- Creditor: Hudson 1099 Stewart Street, LLC
  Amount Owed: $111,321.00
  Interest Rate: 0.0%
  On April 14, 2022, the company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises on period of sixty months. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $99,965,623.56

Valuation Details:

Overview

As a result of Artly's position as both a technology development company and an automation-enabled retail business, establishing a valuation of the overarching entity is most directly achieved by individually examining these two portions of the whole. This method is commonly called "Sum-of-the-Parts" (SOTP) valuation. In the body of this document, the method of valuation and resulting value for both "Artly AI" and "Artly Coffee" will be discussed in detail. The final value of Artly can be attained through a simple summation of the two.

Artly AI

Artly AI is a company that develops intelligent, collaborative, and skillful robots that perform like human professionals. Its patent-pending technology uses deep learning and computer vision, and it has the largest customer-facing intelligent robotic arm fleet of all robotic companies in the food and beverage sector in the US.

Though Artly AI is still early in the revenue-generating phase, the company has 21 robots currently deployed at customer sites. Operating exclusively under the Robotics-As-A-Service (RaaS) model, this fleet generates over $1MM in yearly revenue with $4000 per robot monthly.

We value Artly AI at approximately $60MM, based primarily on the valuations of comparable robotics companies at a similar stage. The key factors used to compare Artly AI to its industry peers are revenue, profitability, category, business model, market share, and growth rate. Below you will find a list of comparable companies used in the valuation process:

Primary Comparables to Artly AI

Bear Robotics: A robotic technology company that serves plated meals and bussing dishes in restaurants. Bear was at the same stage as Artly AI when it raised a series A round in 2020, establishing the company's market value at $101MM. At the time of the raise, Bear had a test fleet of 100 robots, each earning $1000 in monthly revenue, similarly operating under the RaaS model. They also reported $1.2MM in yearly revenue, confirming the comparability of Artly AI to Bear Robotics at the time of their series A raise. The two companies operate in the same general category, employ an identical business model, have similar rates of revenue, and share similar levels of technological maturity.

Miso Robotics: A robotic technology company focused on developing an autonomous robotic kitchen assistant. Similar to Artly AI, Miso Robotics also uses computer vision to guide robotic arms in commercial kitchens. Miso is currently testing its solutions with partner businesses.

Miso was at a similar stage in 2020, raising over $5MM via equity crowdfunding and reported negative net revenue for that year, and had a limited number of systems deployed in the field.

By the end of Q2 2023, Miso Robotics had raised $121MM in total and is valued at $523MM, despite annual revenues (generated from its RaaS model) of just $30,000 according to its latest SEC filings in 2022.

Collaborative Robotics: A very early stage (pre-product) robotic technology company focused on developing collaborative robots to solve indoor and outdoor daily manual tasks, has raised $30M with an unknown valuation.

Dexai Robotic: An early-stage robotic technology company focused on food assembly, using utensils to scoop or pick ingredients. The company has raised $15.4M in total with an unknown valuation.

Artly Coffee

Artly Coffee is an emerging coffee chain that leverages the Artly robotic coffee module from Artly AI. With 10 stores opened since its initial launch in May 2021, Artly Coffee is currently generating $175,000 in monthly revenue ($2.1MM annual rate of revenue). Artly Coffee employs two primary growth models: partnership (store-in-store) and franchise model. These two models used in tandem allow Artly Coffee to maximize the number of potential sites in which Artly Coffee can be installed. Furthermore, as Artly Coffee locations require only a small fraction of the footprint of traditional coffee shops, and often require no custom buildout (needing only 110V power, a water source, and a drain), Artly Coffee shops can be installed and fully operational in just a single day.

Artly is on track to open seven more new stores in CA, OR, WA, NY, and Canada by Q4 of 2023. The number of robots deployed will double by the end of 2023 compared to the end of 2022. To meet the overwhelming demand from existing partners (store-in-store) Artly will primarily utilize funds raised to increase the manufacturing capacity of additional systems.

Further, Artly Coffee locations have shown an average month-over-month (MoM) revenue increase of 7.4% per location. Assuming the additional 7 locations planned for launch by EOY 2023 generate similar average revenue trends as currently-deployed systems, Artly is projected to exceed $4MM in annual rate of revenue by EOY 2023.

We value Artly Coffee at $40MM using a 10x revenue multiple, given its fast growth rate (>300% in 2022 and >900% in 2021) and increasingly strong market interest. This multiple is based on the average multiples of similar companies in the coffee industry. With the help of the Artly bots, Artly is primed to penetrate the massive $126B coffee industry.

At this valuation, the average Artly store value is currently lower than both: mature coffee chains and other automated-enabled coffee chains. This valuation sets the average Artly Coffee location value at $2.6MM, as it is a 10x multiple of the annual rate of revenue per store ($0.26MM).

Though Artly Coffee's per-store revenue is not yet directly comparable to more mature coffee chains like Starbucks, and Dutch Bros., Artly Coffee operates at a high rate of profit per menu item sold, due to its inherently low operational overhead. This allows Artly Coffee locations to generate similar levels of net revenue without being reliant on consistently high order volume.

Dutch Bros has an average store value of $7.45MM based on the current market cap. The average annual revenue per store is $1.0MM.

Starbucks has an average value of $3MM per store based on its current market cap. The average annual revenue per store is $0.85MM.

Most food and beverage companies using robotic arms in a customer-facing capacity employ simple motion path/profile controls, notably lacking advanced AI feature sets. Without the ability for these robotic elements to dynamically adapt to unforeseen events or reasonable variation, they experience high rates of failure/malfunction and downtime, resulting in markedly lower overall performance. Despite these technological shortcomings, they have all enjoyed a relatively high average store value:

Blendid: An automated food vending kiosk company has raised $26MM and is valued at $88MM, with annual revenue of $1MM from 2022. The average store value is $9.7MM.

CafeX: An automation-driven coffee vending machine company has raised $40M and is valued at $50MM with an annual revenue of $0.3MM from 2022, with only two operating locations.

Summary

Artly AI, valued at $60MM, is a robotics development company that produces and maintains automation tools for customers through a RAAS model (Robotics As A Service). These systems are provided to customers at a monthly fee, and all intellectual property and ownership of robotic equipment is retained.

Artly Coffee, valued at $40MM, is a burgeoning specialty coffee chain enabled by the full suite of technological and operational developments of the Artly automation hardware and software platform.

These technologies are employed holistically to enhance product quality, and customer experience while unlocking previously unachievable rates of profitability and overhead reduction. Artly Coffee shops are well-poised to exploit their unique combination of low-cost deployment, low-staffing requirements, and minimal footprint requirements to expand rapidly throughout North American markets.

Notes on the forward-looking statement:

Certain information set forth in this presentation contains "forward-looking information," including "future-oriented financial information" and "financial outlook" under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

Use of Proceeds

If we raise the Target Offering Amount of $9,991.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fee
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $4,999,998.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  47.25%
  We will use 50% of the funds raised for purchasing equipement to develop new AI models to further enhance the capabilities of our robot baristas..

- Inventory
  47.25%
  We will use 50% of the funds raised to purchase inventory for the Company's robot baristasin preparation of launch of more locations in the U.S, Canada and Europe.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://artly.coffee/ (https://artly.coffee/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/artly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blue Hill Tech Inc.

[See attached]

BLUE HILL TECH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Blue Hill Tech, Inc.
Seattle, Washington

Opinion

We have audited the financial statements of Blue Hill Tech, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

December 1, 2023
Los Angeles, California

BLUE HILL TEC INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5,490,120	$	434,636
Prepaids and Other Current Assets		15,385		-
Total Current Assets		5,505,505		434,636
Property and Equipment, net		1,530,608		366,277
Intangible Assets		10,077		10,077
The right-of-use asset (ROU)		110,234		-
Security Deposit		98,053		13,815
Total Assets	$	7,254,477	$	824,806
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	20,205	$	-
Credit Cards		25,956		11,204
Other Current Liabilities		77,299		-
Total Current Liabilities		123,460		11,204
Lease Liability		110,234		-
Total Liabilities		233,693		11,204
STOCKHOLDERS EQUITY				
Common Stock		527		527
Series Pre-A1 Preferred Stock		10		-
Series Pre-A2 Preferred Stock		34		-
Series Pre-A3 Preferred Stock		219		-
Series Preferred Stock		-		109
Additional Paid in Capital		10,041,482		1,763,244
Retained Earnings/(Accumulated Deficit)		(3,021,490)		(950,278)
Total Stockholders' Equity		7,020,783		813,602
Total Liabilities and Stockholders' Equity	$	7,254,477	$	824,806

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	911,907	$	109,257
Cost of Goods Sold		528,126		40,945
Gross profit		383,781		68,313
Operating expenses				
General and Administrative		2,195,865		634,054
Research and Development		37,356		-
Sales and Marketing		221,777		30,855
Total operating expenses		2,454,999		664,909
Operating Income/(Loss)		(2,071,217)		(596,597)
Interest Expense		-		-
Other Loss/(Income)		(5)		(538)
Income/(Loss) before provision for income taxes		(2,071,212)		(596,059)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(2,071,212)	$	(596,059)

See accompanying notes to financial statements.

BLUE HILL TECH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

- 5 -

[in , $US]	Common Stock		Series Pre-A1 Preferred Stock		Series Pre-A2 Preferred Stock		Series Pre-A3 Preferred Stock		Series Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	5,273,437	$ 527		$ -		$ -		$ -	1,091,225	$ 109	$ 1,055,442	$ (354,219)	$ 701,859
Capital contribution											700,000		700,000
Share-Based Compensation											7,802		7,802
Net income/(loss)												(596,059)	(596,059)
Balance—December 31, 2021	5,273,437	527	-	-	-	-	-	-	1,091,225	109	1,763,244	$ (950,278)	$ 813,602
Issuance of Stock	-	-	101,125	10	342,273	34	2,194,316	219	(1,091,225)	(109)	8,270,036		8,270,191
Share-Based Compensation											8,203		8,203
Net income/(loss)												(2,071,212)	(2,071,212)
Balance—December 31, 2022	5,273,437	$ 527	101,125	$ 10	342,273	$ 34	2,194,316	$ 219	-	$ -	$ 10,041,482	$ (3,021,490)	$ 7,020,783

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,071,212)	$	(596,059)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		94,166		13,293
Amortization of Intangibles		-		-
Share-based Compensation		8,203		7,802
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(15,385)		-
Accounts Payable		20,205		-
Credit Cards		14,752		5,141
Other Current Liabilities		77,299		-
Security Deposit		(84,238)		(13,815)
Net cash provided/(used) by operating activities		**(1,956,210)**		**(583,638)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,258,497)		(270,803)
Purchases of Intangible Assets		-		(8,517)
Net cash provided/(used) in investing activities		**(1,258,497)**		**(279,320)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		8,270,191		700,000
Net cash provided/(used) by financing activities		**8,270,191**		**700,000**
Change in Cash		5,055,484		(162,958)
Cash—beginning of year		434,636		597,594
Cash—end of year	$	**5,490,120**	$	**434,636**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blue Hill Tech Inc. was incorporated on June 15, 2020, in the state of Delaware. The financial statements of Blue Hill Tech Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Artly Coffee uses cutting-edge AI technology to bring authentic specialty coffee experiences to every corner of the world. Our robots are trained to use equipment and tools in the same way as skilled baristas, making us the first scalable solution for specialty coffee with no compromises. We source and roast our beans and brew them to perfection through imitation learning. We use the profits from our stores on R&D to improve the quality of our drinks. The majority of our stores are currently company operated. Our robots serve coffee directly to our customers. Customers can also buy other food in our stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ended on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $5,392,812 and $184,156, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office equipment	5-7 years
Coffee machine	5-7 years
Machinery & Equipment	5-7 years
Kitchen/Cafe Equipments	5-7 years
Robot Module	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Blue Hill Tech, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of coffee and food in their stores.

Cost of sales

Costs of goods sold include the cost of goods sold, supplies and materials and cost of packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $221,777 and $30,855, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	15,385	-
Total Prepaids and Other Current Assets	$ 15,385	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	77,028	-
Tips	271	-
Total Other Current Liabilities	$ 77,299	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Office equipment	$ 5,687	$ 5,687
Coffee machine	959,563	481,235
Machinery & Equipment	146,187	48,446
Kitchen/Cafe Equipments	34,962	
Robot Module	671,886	24,419
Property and Equipment, at Cost	1,818,284	559,787
Accumulated depreciation	(287,676)	(193,510)
Property and Equipment, Net	$ 1,530,608	$ 366,277

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $94,166 and $13,293, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Patent - in progress	$ 10,077	$ 10,077
Intangible assets, at cost	**10,077**	**10,077**
Accumulated amortization	-	-
Intangible assets, Net	**$ 10,077**	**$ 10,077**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 11,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 5,273,437 stock have been issued and are outstanding.

Series Pre-A1 Preferred Stock

The Company is authorized to issue 101,125 shares of Series Pre-A1 Preferred Stock with a $0.0001 par value. As of December 31, 2022, 101,125 shares have been issued and are outstanding.

Series Pre-A2 Preferred Stock

The Company is authorized to issue 342,273 shares of Series Pre-A2 Preferred Stock with a $0.0001 par value. As of December 31, 2022, 342,273 shares have been issued and are outstanding.

Series Pre-A3 Preferred Stock

The Company is authorized to issue 2,194,316 shares of Series Pre-A3 Preferred Stock with a $0.0001 par value. As of December 31, 2022, 2,194,316 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 1,091,225 shares of Series Seed Preferred Stock with a $0.0001 par value. As of December 31, 2022, and 2021, 0 and 2,194,316 shares were issued outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,725,381 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	333,938	$ 0.06	-
Granted	111,195		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	445,133	$ 0.06	4.22
Exercisable Options at December 31, 2021	148,378	$ 0.06	4.22
Granted	47,058	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	492,191	$ 0.06	3.22
Exercisable Options at December 31, 2022	382,709	$ 0.06	3.22

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $8,203 and $7,802, respectively.

8.   DEBT

Lease

On April 14, 2022, the company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises for a period of sixty months. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 123,454
Lease payments	(12,133)
Balance at end of period	$ 111,321

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 20,085
2024	23,146
2025	26,551
2026	30,342
2027	11,197
Thereafter	-
Total	$ 111,321

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (434,954)	$ (124,084)
Valuation Allowance	434,954	124,084
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (633,425)	$ (198,470)
Valuation Allowance	633,425	198,470
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,016,308, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,016,308. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through December 1, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Application error: a client-side exception has occurred (see the browser console for more information).

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

At Artly Coffee, we are constantly training our baristas to elevate every sip: whether it's a perfectly frothed cappuccino or a refreshing iced strawberry matcha latte.

Those baristas just happen to be robots who are trained by master latte artist and multiple-time national coffee champion - who just won the 2023 Brewer's Cup - Joe Yang.

Nearly 10% (7.3) of all coffee shops in the U.S. closed at the end of 2020, and the industry is still trying to recover. That means that - more than ever - we have less access to high-quality artisanal coffee and more to sugary fast food concoctions."

We are on a mission to close this gap by preserving the art form and making specialty coffee available to people on a massive scale.

Yushan: Artly Coffee develops intelligent robots that learn to replicate human movement. Using AI and proprietary motion capture, Artly baristas craft perfect drinks every single time, with the precision of a robot and the care of a human.

Joe: At first, people think we're simply automating coffee, something vending machines can do. But when they taste our roast, they instantly understand how seriously we take quality and consistency.

Yushan: In Seattle, coffee is everywhere! So after Meng and I sold our image recognition technology to Amazon in 2015, we started having fun exploring a simple idea that required complex execution.

How could we craft a perfect cup of coffee using robotics and deep learning?

Today, we operate 8 locations in Seattle, Portland, and California. That includes Muji apparel, partnerships with 4 of the biggest mall property managers in the country, and will soon include a flagship experience at a new 5-star hotel.

Daniel: We've achieved this growth in just 2 years because Artly stores deliver a consistently high-quality product vetted by a national champion with a fraction of the space and costs. We believe it's a winning recipe global chains can't touch.

I should know—I oversaw more than 100 Starbucks in the Bay Area as Regional Director.

And, this model gives us the ability to focus on incredible customer service instead of juggling lattes.

Meng: It's where coffee is headed and potentially the start of something even bigger.

We believe that perfecting a robotic barista will make robotic prep chefs and even mixologists possible, expanding access to high-quality food to people everywhere.

Daniel: But it starts with making the perfect cup of coffee. With our continued growth we aim to broaden our research and development and expand to new locations.

Invest in the future of handcrafted coffee experiences that elevate the way we live and work, starting with the drinks we love.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BLUE HILL TECH, INC.",

FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2022, AT

4:46 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

3064998 8100

SR# 20222580801

Authentication: 203574989

Date: 06-02-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:46 PM 06/01/2022
FILED 04:46 PM 06/01/2022
SR 20222580801 - File Number 3064998

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BLUE HILL TECH, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Blue Hill Tech, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Blue Hill Tech, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 15, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Blue Hill Tech, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 3,728,939 shares of Preferred Stock, $0.0001 par value per share, of which 1,091,225 shares are designated as Series Seed Preferred Stock ("**Series Seed Preferred Stock**"), 101,125 shares are designated as Series Pre-A1 Preferred Stock ("**Series Pre-A1 Preferred Stock**"), 342,273 shares are designated as Series Pre-A2 Preferred Stock ("**Series Pre-A2 Preferred Stock**"), and 2,194,316 shares are designated as Series Pre-A3 Preferred Stock ("**Series Pre-A3 Preferred Stock**," together with Series Pre-A1 Preferred Stock and Series Pre-A2 Preferred Stock, collectively, "**Series Pre-A Preferred Stock**", and together with Series Seed Preferred Stock, collectively, the "**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations shall apply to the Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.

The holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), out of any funds and assets at the time legally available therefor, at the rate of 4% of the applicable Original Issue Price (as defined below) per annum for each share of Preferred Stock, payable on a pro rata, pari passu basis, in preference and priority to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared.

The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.9737 per share; with respect to the Series Pre-A1 Preferred Stock, $1.4833 per share; with respect to the Series Pre-A2 Preferred Stock, $1.6069 per share; and with respect to Series Pre-A3 Preferred Stock, $4.1015 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Series Pre-A Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series Pre-A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Pre-A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock the full amount to which they shall be entitled under this <u>Section 2.1</u>, the holders of shares of Series Pre-A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock pursuant to <u>Section 2.1</u>, as applicable, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**" and together with Series Pre-A

Liquidation Amount, collectively, as the "**Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 above, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4   Deemed Liquidation Events.

2.4.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

  (a)   a merger or consolidation in which

    (i)   the Corporation is a constituent party or

    (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

  (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, the sale or exclusive license of all or substantially all of the Corporation's intellectual property) are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

<p style="text-align:center">2.4.2   Effecting a Deemed Liquidation Event.</p>

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the Requisite Holders request to have all outstanding shares of Preferred Stock redeemed pursuant to this Section 2.4.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten days prior to the date of redemption (the "**Redemption Date**") stating: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the price per share that the holder will receive (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on the Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. Prior to the distribution or redemption provided for in this Section 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.4.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

      3.2   <u>Election of Directors</u>. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to the first sentence of this <u>Section 3.2</u>, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Section 3.2</u>, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this <u>Section 3.2</u>. The rights of the holders of the Preferred Stock under the first sentence of this <u>Section 3.2</u> shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 1,864,469 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

      3.3   <u>Preferred Stock Protective Provisions</u>. At any time when at least 1,864,469 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.3.1   liquidate, dissolve or wind up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock and any series thereof with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   increase or decrease the authorized number of shares of Common Stock or Preferred Stock or any series thereof (other than for decreases resulting from conversion of the Preferred Stock);

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.6   increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.7   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Pre-A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Pre-A Preferred Stock in respect of any such right, preference or privilege.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" per share for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 and Section 2.2 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when shares of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price as described below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may

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not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 3.3.7. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Pre-A3 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other

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distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuances are pursuant to the terms of such Options or Convertible Securities;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi) shares of Common Stock issued or issuable in an underwritten public offering;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of the Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration,

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technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director; or

(ix) shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director.

4.4.2 No Adjustment of Conversion Price. No adjustment to the Conversion Price with respect to any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of such series of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in

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effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing any Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the any Conversion Price pursuant to the terms of Section 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the any Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the any Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration.   For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

4.4.6   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the

Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   <u>Options and Convertible Securities</u>.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Section 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible

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Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.7   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the any Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

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Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 3.3.7 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 3.3.7 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 3.3.7, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, voting together as a single class and not as separate series, and on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements.   All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redemption. The Preferred Stock is not redeemable at the option of the holder thereof, except as may be otherwise provided herein.

7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of the Preferred Stock following redemption, conversion or acquisition.

8.   Waiver. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived

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on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided, however*, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director and a duly elected Preferred Director is serving on the Board of Directors, the affirmative vote of the Preferred Director then serving on the Board of Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Amended and Restated Investors' Rights Agreement, dated as of on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.



IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1st day of June , 2022.

By: DocuSigned by: Meng WANG 32DF1D060CAF48D...

Meng Wang, Chief Executive Officer

Signature Page to Second Amended and Restated Certificate of Incorporation
Blue Hill Tech, Inc.